SHINER INTERNATIONAL, INC. 9/F, Didu Building, Pearl River Plaza No. 2 North Longkun Road, Haikou Hainan Province, China 570125

October 17, 2014

BY EDGAR TRANSMISSION

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546

Re:	Shiner International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed April 4, 2014
File No. 1-33960

Dear Mr. Cash:

     We hereby submit the responses of Shiner International, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 21, 2014, providing the Staff’s comments with respect to the Company’s Annual Report on Form 10-K filed on April 4, 2014 (the “Form 10-K”). With the Staff’s leave, we will file an Amendment No. 1 to the Company’s subsequent Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2014 (the “Amendment”), and any other required amendments, immediately after we have resolved the outstanding comments of the Staff.

     We understand and agree that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Division of Corporation Finance
October 17, 2014

Form 10-K for the Fiscal Year Ended December 31, 2013
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Liquidity and Capital Resources, page 33
General

1.	Please revise your MD&A in future annual and interim filings to include a discussion of the restrictions on your ability to distribute dividends and transfer other funds from your Chinese operating subsidiaries to your ultimate parent, and the resulting impact on your liquidity, financial condition and results of operations.

RESPONSE: In our future annual and interim filings, we will include a discussion regarding the restrictions on the Company’s ability to distribute dividends and transfer other funds from its Chinese operating subsidiaries to the Company under the Liquidity and Capital Resources subheading of the MD&A. With your leave, we will begin including such discussion in the Company’s quarterly report on Form 10-Q for the quarter ending September 30, 2014.

Assets and Liabilities, page 34

2.	In future filings please expand your narrative to disclose the reasons for the significant changes in assets and liabilities from period-to-period, which you have identified in your discussion. In this regard, please tell us the reason(s) for:

  The $11.3 million increase in advances to suppliers;

  The $3.2 million increase in miscellaneous payables from December 31, 2012 to December 31, 2013 as noted in Note 6 to your financial statements; and

  The $2.7 million increase in other receivables from December 31, 2012 to December 31, 2013, as well as the $2.9 million increase in this account from December 31, 2013 to March 31, 2014. Additionally, please tell us what this account is comprised of and how much of the balance at March 31, 2014 has been collected subsequent to that date.

RESPONSE: In our future filings, we will also expand our narrative under the Liquidity and Capital Resources subheading of the MD&A to disclose the reasons for significant changes in our assets and liabilities from period-to-period.

Our total assets as of December 31, 2013 were $98.9 million, an increase of $21.4 million, compared to $77.5 million as of December 31, 2012. The increase was primarily due to increase of $11.3 million in advances to suppliers, $6.3 million in cash and equivalents, $2.6 million in accounts receivable, and $2.7 million in other receivables, offset by a decrease of $2.6 million in property and equipment. The $11.3 million increase in advances to suppliers from December 31, 2012 to December 31, 2013 is a result of the Company’s need to purchase additional inventory in anticipation of an expected growth in sales in 2014. As is customary in China, the Company advances amount to its inventory suppliers prior to the delivery of the inventory. The increase in other receivables from December 31, 2012 to December 31, 2013 of $2.7 million is due to short-term advances made to unrelated third parties. These advances are generally due within 3 to 6 months. The increase in other receivables from December 31, 2013 to March 31, 2014 of $2.9 million is principally due to one short-term advance that is due in August 2014. As of June 30, 2014, approximately $2.1 million of the other receivables at March 31, 2014 had been collected. We intend to continue our efforts to maintain accounts receivable at reasonable levels in relation to our sales.

Division of Corporation Finance
October 17, 2014

Our current liabilities increased by $22.5 million as of December 31, 2013 compared to December 31, 2012, principally due to increase in short-term loans from $12.5 million as of December 31, 2012 to $28.9 million, and increase in accounts payable of $5.1 million and other payables of $3.2 million, respectively. The increase in other payables from December 31, 2012 to December 31, 2013 of $3.2 million primarily relates an amount due to a third party for the refund of an amount paid to purchase a patent from the Company earlier in 2013 that was subsequently cancelled.

Consolidated Financial Statements, page F-1
Note 1 – Organization and Basis of Presentation, page F-7
Property and Equipment, page F-9

3.

We note that the change in your accumulated depreciation is $1,557,891. However, depreciation expense as indicated on your statement of cash flows for the year ended December 31, 2013 is $3,139,763. Please tell us the reason for the difference.

RESPONSE: While the Company’s depreciation expense was $3,139,763 for the year ended December 31, 2013, the increase to accumulated depreciation from December 31, 2012 to December 31, 2013 was only $1,557,891. The difference is a result of the foreign currency translation and the Company’s sale of certain fixed assets with a cost and accumulated depreciation at the time of sale of $3,387,819 and $1,896,616, respectively.

Accumulated depreciation at December 31, 2012	$8,289,945
Depreciation expense for the year	3,139,763
Accumulated depreciation of assets sold	(1,896,616)
Foreign currency translation	314,744
Accumulated depreciation at December 31, 2013	$9,847,836

Construction in Progress and Government Grants, page F-9

4.

Your disclosure states that “the amount of the government grant is being amortized into other income over the useful life of the asset on the same basis used to depreciate the asset.” In this regard, please confirm to us that the related assets are classified as property and equipment when you begin depreciating the asset.

RESPONSE: We confirm that the assets for which the government grants were used are classified as property and equipment and are being depreciated over 10 years. The Company began depreciating a significant portion of the assets in the first quarter of 2012.

5.

Please supplementally provide us, and disclose in future filings, a rollforward of construction in progress for all periods presented through March 31, 2014. Your rollforward should include, but not limited to, capitalized costs of construction and transfers to property and equipment.

RESPONSE: Below is a rollforward of construction in progress from December 31, 2012 through June 30, 2014 (a more recent quarter end), including but not limited to, capitalized costs of construction and transfers to property and income:

Division of Corporation Finance
October 17, 2014

CIP at December 31, 2012	$5,840,483
Additions	219,490
Foreign currency translation	191,612
CIP at December 31, 2013	6,251,585
Transfers to PP&E	(1,650,541)
Foreign currency translation	(49,646)
CIP at June 30, 2014	$4,551,398

In future filings we will disclose a rollforward of construction in progress for all periods presented. With your leave we will include such disclosure beginning with our quarterly report on Form 10-Q for the period ending September 30, 2014.

* * *

Division of Corporation Finance
October 17, 2014

     If you would like to discuss the foregoing response to the Staff’s comment or if you would like to discuss any other matters, please contact the undersigned at +86-898-68581104, or Dawn Bernd-Schulz our special securities counsel at (202) 640-1862.

Sincerely,

SHINER INTERNATIONAL, INC.

By:/s/ Qingtao Xing
Name: Qingtao Xing
Title: Chief Executive Officer